EXHIBIT 12.1

ChipPAC, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Years Ended December 31					Nine Months Ended September 30, 2003
	1998	1999	2000(a)	2001	2002
Pre-tax income (loss) from continuing operations	$52,867	$(5,370)	$15,670	$(91,158)	$(26,855)	$(30,545)

Fixed charges:
Interest expense	13,340	21,241	39,432	37,214	31,986	22,804
Rentals (33%)	2,533	1,633	1,767	2,107	1,930	1,748
Total fixed charges	$15,873	$22,874	$41,199	$39,321	$33,916	$24,552

Pre-tax income (loss) from continuing operations plus fixed charges	$68,740	$17,504	$56,869	$(51,837)	$7,061	$(5,993)

Ratio of earnings to fixed charges	4.3	—	1.4	—	—	—
Ratio coverage less than 1:1. The registrant must generate additional earnings of as follows to achieve a coverage ratio of 1:1	—	5,370	—	91,158	26,855	30,545

(a)	Included in earnings for 2000 were nonrecurring expenses of $8.0 million before income taxes relating to the termination of management advisory agreements as disclosed in the Notes to our consolidated financial statements. If such sale had not occurred, the ratio of earnings to fixed charges would have been 1.6.